Exhibit 99.2

1

EZchip Shareholder Meeting
Presentation To Investors
November 2015

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This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of
1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-
looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in
EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on
Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.
Safe Harbor Statement

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Agenda
❑ Overview of EZchip
❑ Merits and rationale of transaction with Mellanox
 - Board recommendation is to vote FOR the transaction
❑ Raging Capital recommendation review
 - Raging Capital’s nominations to the Board of Directors of
 EZchip
 - Board recommendation is to vote AGAINST Raging Capital’s
 nominees Paul McWilliams and Kenneth Traub
❑ Closing Summary

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❑ Fabless semiconductor company, NASDAQ and TASE listed (EZCH)
❑ Leading provider of processors for carrier and data center networks
 - NPUs (Network Processors)
 - Multicore CPUs (Central Processors)
 - Intelligent network adapters and network appliances
❑ EZchip is a supplier of NPUs to Tier-1 networking vendors
❑ Founded in 1999; 280 employees, over 200 in R&D
❑ Global offices in Israel (HQ); San Jose, CA; Boston, MA; and China
EZchip Overview

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▪ Mellanox to acquire EZchip for fully financed $25.5 per share in cash
▪ Equity value: $811 million(1); Enterprise value: ~$620 million(2)
▪ Fully financed
▪ Attractive Premium
 ▪ 16% premium over the closing price of EZchip shares on
 9/29/15 (last trading day prior to transaction announcement)
 ▪ 33% and 31% premium over the volume-weighted average
 closing prices of EZchip’s ordinary shares over the 12-month and 3-month periods prior to public announcement of the
 transaction respectively

▪ Expected to close in Q1 2016
▪ Unanimously approved by Mellanox’s and EZchip’s Boards of
 Directors
▪ Subject to approval by EZchip’s shareholders, regulatory approvals and other customary closing conditions

Transaction with Mellanox Summary
 Purchase Price
 Closing
___________________________
1. Based on fully diluted shares outstanding as disclosed in the merger agreement between EZchip and Mellanox.
2. Based on EZchip cash balance as of June 30, 2015 as disclosed in Q2’2015 earnings results in 6-K filed with SEC on 8/12/15.

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▪ $25.50 per share in cash offer price represents full and fair valuation to shareholders ▪ Implied multiples compare favorably to peers and precedent semiconductor transactions

▪ EZchip has become the clear leader in network processors (NPU) but NPUs represent a small addressable market ($367 million market in 2014)(1) in which the largest target routing customers are moving to developing
 NPUs in house:
 • Juniper in 2009 (EZchip’s largest customer at such time), Huawei in 2012 and most recently Cisco in 2015 (~35%
 EZchip revenue in 1H 2015) decided to go in-house for NPU functionality
 • History with Juniper suggests winning Cisco back is very difficult due to its software investments around in-house ASIC
 • With ALU that always developed NPUs in house, these are the four largest routing vendors and EZchip’s largest potential customers
▪ EZchip’s next generation NPS leapfrogs the competition but must win high volume white box router designs in data centers to offset the loss of the traditional routing vendors
 • With its NPS product line, EZchip has won three tier-1 data center customers; however, it is not clear what revenue these design wins will translate to or when
 • It is possible that by the time NPS-400 reaches volume production (currently projected in 2017) there will be other third party chips that are not NPUs, but will provide simpler and lower cost routing solutions for the vast majority of white boxes, which could significantly reduce the addressable market for the NPS-400
▪ The Tilera acquisition enabled EZchip to enter the multi-core space and expand its addressable market (~$1.3 billion estimate for 2017)(1), but in contrast to the NPU market, where EZchip was able to create a niche for itself, the multi-core space is crowded with well-capitalized, large scale competitors (including
 Avago/Broadcom, Intel/Altera, NXP/Freescale), and EZchip’s next generation multi-core CPU is not expected to be in production until 2018

▪ Mellanox’s offer provides EZchip shareholders with immediate cash value

▪ Barclays reached out to six other strategic buyers, who notified Barclays that they are not interested in a transaction with EZchip
▪ Offer price was the result of extensive negotiations by the EZchip Board, which resulted in price increases by
 Mellanox
▪ Since the announcement of the transaction with Mellanox, EZchip has not been approached by any other potential buyer

▪ Macro themes and unprecedented wave of consolidation in semiconductor industry suggest additional business risks for EZchip as a stand-alone company
▪ It has become very difficult for small semiconductor companies to compete given lack of scale

Mellanox Transaction is in the Best
Interest of EZchip Shareholders
 Attractive
 Valuation
 Execution Risks
 Certainty of Value
 Industry
 Consolidation
 Supports Scale
 Comprehensive
 Process
___________________________
1. The Linley Group.

$30.00
$24.00
$18.00
$12.00
$6.00
$0.00
3,000
2,400
1,800
1,200
600
0
10/27/2014
1/26/2015
4/27/2015
7/27/2015
10/27/2015
2/12/15: Announces CY14 earnings Revenue: $84.0mm vs. Cons. $84.6mm EPS: $1.19 vs. Cons. $1.18
5/13/15: Announces Q1 15 earnings Revenue: $26.9mm vs. Cons. $26.5mm EPS: $0.24 vs Cons. $0.23
5/13/15: Announces Cisco does not plan to use NPS-400 in its next-generation router-line cards
8/12/15: Announces Q2 15 earnings Revenue: $28.3mm vs. Cons. $28.0mm EPS: $0.34 vs Cons. $0.26
9/30/15: Before market open, EZchip announces agreement to be acquired by Mellanox for $25.50 / share
Volume
EZchip

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1-Year Stock Price Performance
___________________________
Source: FactSet and public filings. Market data as of 10/27/15.
Note: EPS figures are Non-GAAP (adjusted for amortization of acquired intangibles, stock-based compensation and non-recurring items).
$24.36
MLNX Offer $25.50
Volume (‘000)
Price, $
Inherent risk that current trend of beating consensus estimates may not continue

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Sale Process Yielded Mellanox as
the Only Logical and Strategic Buyer
❑ Mellanox approached EZchip in May 2015, expressing interest in acquiring the Company and submitted a formal offer for $21.00 per share in cash in June 2015 that was subsequently revised to $22.00 in July 2015
❑ In August 2015, following at-length negotiation between the parties to transaction and their advisors Mellanox submitted an indicative offer at $24.00 - $25.00 per EZchip share in cash
 - EZchip's Board agreed to proceed with Mellanox’s offer, with the understanding that EZchip would not sell for less than the higher of $25.00 per share or a 15% premium
❑ To ensure that EZchip’s shareholders receive the highest possible valuation, EZchip's Board and Barclays conducted a market check by reviewing the semiconductor landscape and identifying 8 potential buyers, subsequently deciding to approach 6
 ‒ The decision not to approach the other 2 potential buyers was primarily driven by the Company’s interest in preventing adverse commercial consequences
 ‒ Out of 6 companies approached by Barclays in September 2015, only 2 signed NDAs and had telephonic management meetings; other 4 companies approached notified Barclays they were not interested in pursuing a transaction with EZchip
 ▪ EZchip was willing to put negotiations with Mellanox on hold if compelling competitive non-binding indication of interest emerged from one or both potential buyers who signed NDAs
 ▪ A few days later, the remaining 2 companies who signed NDAs, notified Barclays of their lack of interest to proceed
❑ EZchip's Board, together with management and outside advisors, determined that Mellanox’s offer to acquire
 EZchip for $25.50 in cash is in the best interests of EZchip's shareholders
❑ The merger agreement provides clear rights for any other party that may or may not have been contacted through the process to make a proposal to acquire EZchip
 - Since the announcement of the transaction with Mellanox, EZchip has not been approached by any other potential buyer
EZchip’s Board carefully, in full exercise of their fiduciary duty to all shareholders, managed the sale process to obtain the highest price available

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Acquisition Validated by Sell-Side
Research
❑ All 5 analysts had price targets below the $25.50 offer price prior to the announcement of the transaction
❑ Wall Street research analysts published reports supporting the acquisition following the announcement
“We agree with
 management that
 EZchip would be
 better positioned
 within a larger, more
 diversified company.”
- Jefferies, 9/30/15(1)
“EZchip's recent setbacks at
 CSCO to internal silicon and
 the still looming competitive
 threat of Intel in core fabric
 seems to point to a balanced
 risk / reward profile…”
- Credit Suisse, 9/30/15(1)
“ ~4.5x FY16P/sales
 multiple that represents a
 valuation generally
 consistent to slightly rich
 relative to other strategic
 growth acquisitions.”
- JMP Securities,
 9/30/15(1)
___________________________
1. Permission to use quotations neither sought nor obtained.
“We believe there is
 only a small
 chance EZCH may
 attract a higher
 offer.”
- Benchmark,
 9/30/15(1)
Date
Broker
Rating
Price Target
Price on Rating
Date
8/31/2015
The Benchmark Company
Buy
$25.00
$22.92
8/30/2015
Jefferies
Neutral
$22.00
$22.56
8/13/2015
Brean Capital
Buy
$23.00
$20.26
8/13/2015
Chardan Capital Markets
Neutral
$20.00
$20.26
8/12/2015
Barclays
Neutral
$19.00
$18.81

EV / Revenue	EV / EBITDA	
Announced	Acquiror	Target	LTM	LTM	NTM

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Select Precedent Semiconductor Transactions
___________________________
Source: Company filings, FactSet and Wall Street research. EBITDA multiples above 30.0x and below 0.0x are labeled as “NM”.
Note: EZchip’s LTM figures represent sum of the relevant quarters and are pro forma for the full-year contribution from Tilera. LTM and NTM figures are as of 6/30/15. NTM EBITDA represents EBIT (IBES consensus: 0.5*CY15 EBIT +
 0.5*CY16 EBIT = NTM EBIT) + $3.2mm (Depreciation and Amortization of purchased IP at 2.5% of sales). IBES consensus doesn’t provide EBITDA estimates. Enterprise value of $620mm per Mellanox/EZchip Investor
 Presentation.
Compelling Valuation In-Line with
Precedent Transactions
(1)
(1)
Barclays analyzed 17 comparable transactions of under $1 billion since January 1,
2012; EZchip multiples compare favorably to precedent semiconductor transactions
Date
9/4/2015
MediaTek, Inc.
Richtek Technology Corp.
2.02x
10.9x

8.8x

9/3/2015
Diodes, Inc.
Pericom Semiconductor Corp.
2.04x
11.4x

9.3x

3/12/2015
Uphill Investment Co.
Integrated Silicon Solution, Inc.
2.11x
19.0x

13.8x

5/7/2015
Microchip Technology, Inc.
Micrel, Inc.
3.02x
19.0x

11.8x

3/18/2015
Microsemi Corp.
Vitesse Semiconductor Corp.
3.52x
NM
NM
2/25/2015
Avago Technologies Ltd.
Emulex Corp.
1.44x
8.4x

8.7x

2/3/2015
MaxLinear, Inc.
Entropic Communications, Inc.
0.98x
NM
10.8x

1/27/2015
Lattice Semiconductor Corp.
Silicon Image, Inc.
1.79x
12.8x

18.2x

8/22/2014
Murata Manufacturing Co. Ltd.
Peregrine Semiconductor Corp.
2.09x
NM
NM
6/23/2014
Avago Technologies Ltd.
PLX Technology, Inc.
2.84x
22.2x

16.6x

5/22/2014
Microchip Technology, Inc.
ISSC Technologies Corp.
4.18x
20.3x

16.3x

4/29/2014
Cirrus Logic, Inc.
Wolfson Microelectronics Plc
2.00x
NM
28.5x

2/10/2014
Microchip Technology, Inc.
Supertex, Inc.
3.73x
19.9x

16.1x

11/5/2013
M/A-COM Technology Solutions
Mindspeed Technologies, Inc.
1.90x
18.3x

26.7x

8/15/2013
Maxim Integrated Products, Inc.
Volterra Semiconductor Corp.
2.91x
15.6x

16.2x

5/2/2012
Microchip Technology, Inc.
Standard Microsystems Corp.
1.86x
11.0x

11.0x

1/23/2012
Semtech Corp.
Gennum Corp.
3.47x
18.2x

11.6x

Median
2.11x

18.3x

16.1x

Mean
2.52x

16.8x

15.9x

9/30/2015
Mellanox Technologies, Ltd.
EZchip Semiconductor Ltd
5.84x
19.1x

12.9x

Median 4.23x
12.00x
9.00x
6.00x
3.00x
0.00x
10.00x
5.23x
5.11x
4.23x
3.08x
2.84x
EZCH
CAVM
IDTI
PMCS
AMCC
MLNX

Median 15.5x
40.0x
30.0x
20.0x
10.0x
0.0x
32.5x
14.4x
17.0x
13.9x
12.1x
NM
EZCH
CAVM
IDTI
PMCS
MLNX
AMCC

Median 22.8x
50.0x
40.0x
30.0x
20.0x
10.0x
0.0x
45.4x
25.2x
19.1x
20.3x
16.9x
NM
EZCH
CAVM
PMCS
IDTI
MLNX
AMCC

Median 3.93x
10.00x
8.00x
6.00x
4.00x
2.00x
0.00x
8.19x
4.51x
4.65x
3.93x
2.57x
2.50x
EZCH
CAVM
IDTI
PMCS
AMCC
MLNX

Median 15.6x
30.0x
24.0x
18.0x
12.0x
6.0x
0.0x
24.5x
24.5x
15.6x
11.8x
11.9x
11.2x
EZCH
AMCC
CAVM
IDTI
PMCS
MLNX

Median 17.9x
40.0x
30.0x
20.0x
10.0x
0.0x
34.7x
18.0x
17.9x
15.8x
16.1x
NM
EZCH
CAVM
IDTI
PMCS
MLNX
AMCC

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CY15E EV / Revenue
CY15E EV / Adj. EBITDA
Compelling Valuation In-Line with Trading
Multiples of Peers
___________________________
Source: Company filings, FactSet and IBES consensus estimates. Market data as of 10/27/15.
Note: Medians exclude EZCH. EBITDA multiples above 30.0x and below 0.0x are labeled as “NM”- not meaningful, PE multiples above 40.0x or less than 0.0x are labeled as “NM”. EZCH multiples are based on IBES consensus (IBES doesn’t provide EBITDA estimates, EBITDA = EBIT + 2.5% of Revenue (Depreciation and Amortization of Purchased IP)). I
1. IDTI cash is pro forma for $310mm acquisition of ZMDI announced on 10/26/15. IDTI CY15E and CY16E IBES consensus Revenue, EBITDA and EPS are pro forma for ZMDI acquisition: $20mm of incremental quarterly revenue at 57% gross margin (assuming same as percent of sales OPEX and D&A as IDTI stand-alone) and 15% tax rate on incremental operating income.
2. On10/5/15 after market close, Skyworks Solutions announced it had agreed to acquire PMC-Sierra for $10.50 / share. On 10/19/15, Microsemi offered to acquire PMC-Sierra for $11.50 / share.
CY15E P / Adj. EPS
CY16E EV / Revenue
CY16E EV / Adj. EBITDA
CY16E P / Adj. EPS
(2)
(2)
(2)
(2)
(2)
(2)
MLNX offer is in line with the trading multiples and above PMCS’ EV/Sales and EV/EBITDA multiples that reflect control premium since PMCS is to be acquired by MSCC or SWKS
(1)
(1)
(1)
(1)
(1)
(1)

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Why Raging’s Interests are
SIGNIFICANTLY DIFFERENT as
Compared to Other EZCH Shareholders
❑ Raging Capital owns 1,944,595 EZchip ordinary shares and believes the $25.50 per share price offered by Mellanox undervalues EZchip
 - At the current offer price, Raging Capital’s unrealized return is over 50%(1)
 - Raging Capital’s cost basis per share is $16.20(1)
❑ Raging Capital concurrently owns put options representing the right to sell an aggregate of 1,944,500 shares for $25.00 per share
 - Put position effectively hedges Raging Capital if transaction with Mellanox is voted down
 - Based on this hedge, Raging Capital clearly believes the stock will react negatively if the transaction with Mellanox is not approved
 - Raging Capital has protected itself against the losses that may likely be suffered by all other non-hedged EZchip shareholders if the merger is not approved
 - Raging purchased the put options after the transaction with Mellanox was announced and before starting its activist campaign (when EZchip traded above $25.00 per share), so the price of their acquired put options was low
___________________________
1. Cost basis in EZchip’s shares is based on Raging’s 13-D disclosure, including brokerage commissions and not including cost of put options / proceeds from selling put options.

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EZchip Board is Focused on
Maximizing Shareholder Value
❑ Knowledge and expertise of EZchip Board has enabled the Company to become NPU market leader, outperform the market growth and achieve best in class margins in the industry
 - Following Cisco announcement, EZchip focused on continued revenue diversification and broadening of the customer base
 - EZchip Board consists of 7 directors, a majority of which are independent
 - Eli Fruchter, Founder and CEO, largest individual shareholder, is one of the directors
 - If transaction with Mellanox does not happen, change in the Board will shortcircuit the continued implementation of EZchip’s strategy and disrupt its business model
❑ Raging nominees do not add value and create a distraction
 - Paul McWilliams is a marketing consultant and a financial analyst who does not have any prior Board or relevant management experience operating a semiconductor company
 - Kenneth Traub is an activist investor who is currently president and CEO of Ethos
 Management LLC, an investment and consulting firm, and a partner of Rosemark Capital, a private equity firm
 ▪ Raging has an on-going relationship with Kenneth Traub and (as part of the activist campaigns) has nominated him to other Boards, including A.M. Castle & Co., Vitesse
 Semiconductor and MRV Communications, Inc.

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Closing Summary
❑ Board recommendation is to vote FOR the merger with Mellanox
 - Mellanox’s offer represents an attractive valuation based on precedent transactions, trading multiples of peers and premium
 - Although there is a chance that EZchip shares could reach a higher price longer term, an all cash fully financed $25.50 per share offer today is better than banking on the potential long term prospects of EZchip given high execution risks
 ▪ Based on their hedged position, Raging Capital clearly believes that EZchip’s share price will decline significantly if the transaction is not approved
 - The transaction with Mellanox is a result of a robust sale process that did not yield any other indication of interest or a competing offer
 - Consolidation in the industry is making it very difficult for small semiconductor companies to compete given their lack of scale and creates an additional risk to the EZchip stand-alone business prospects
❑ Board recommendation is to vote AGAINST Raging Capital’s Board nominees Paul
 McWilliams and Kenneth Traub
 - EZchip’s Board is focused on maximizing shareholder value, while Raging Capital’s nominees do not add any value and create a distraction

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